Randall J. Erickson Senior Vice President, Chief Administrative Officer, and General Counsel	Marshall & Ilsley Corporation 770 North Water Street Milwaukee, WI 53202 414 765-7809 mibank.com

June 11, 2010

VIA EDGAR

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

Marshall & Ilsley Corporation

Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 1, 2010
File No. 001-33488

Dear Ms. McHale and Ms. Livingston:

The purpose of this letter is to respond to the comments raised in your letter of May 7, 2010 to Mr. Mark F. Furlong, President and Chief Executive Officer, Marshall & Ilsley Corporation (the “Corporation”).

The Corporation acknowledges that (1) the Corporation is responsible for the adequacy and accuracy of the disclosure in its filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  For purposes of our responses, the term “2009 Form 10-K” refers to the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2009, and page numbers refer to the 2009 Form 10-K as filed on the SEC’s EDGAR system on March 1, 2010.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 26

1.

Comment:  Please revise to disclose whether you make any loan modifications that you do not consider troubled debt restructurings.  If so, please describe the types of modifications you offer by loan type and tell us your process for concluding that these modifications do not constitute TDRs.  If you offer extensions or modifications to loans with interest reserves, please disclose whether you revise your estimate of the interest reserve upon modification and the factors considered in determining whether continued interest accrual is appropriate.

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

Response:  The Corporation does not characterize all modified loans as troubled debt restructurings (“TDRs”).  In the ordinary course of business, the Corporation modifies loan terms across loan types, including both consumer and commercial loans, for a variety of reasons.  For example, modifications to consumer loans are generally limited to short-term deferrals to accommodate specific, temporary circumstances.  Modifications to commercial loans may include, but not be limited to, changes in interest rate, maturity, amortization and financial covenants.  In the original underwriting, loan terms are established that represent the then current and projected financial condition of the borrower.  Over any period of time, modifications to these loan terms may be required due to changes in the original underwriting assumptions.  These assumptions may include the changing financial requirements of the borrower as well as changes in underwriting standards of the Corporation.  If the modified terms are consistent with competitive market conditions and representative of terms the borrower could otherwise obtain in the open market, the modified loan is not categorized as a TDR.

Consistent with ASC 310-40, for a loan modification to be a TDR, which the Corporation also refers to as “renegotiated loans,” the following three conditions must all be present: (1) the borrower is experiencing financial difficulty, (2) the Corporation makes a concession to the original contractual loan terms, and (3) the concessions are made for economic or legal reasons related to the borrower’s financial difficulty that the Corporation would not otherwise consider.

Modifications of loan terms to borrowers experiencing financial difficulty are made in an attempt to protect as much of the Corporation’s investment in the loan as possible.  These modifications are generally made to either prevent a loan from becoming non-accrual or to return a non-accrual loan to performing status based on the expectation that the borrower can adequately perform in accordance with the modified terms.

The determination of whether a modification should be accounted for as a TDR requires significant judgment after taking into consideration all facts and circumstances surrounding the transaction.  No single characteristic or factor, taken alone, is determinative of whether a modification should be classified as a TDR.  The fact that a single characteristic is present in a transaction is not considered sufficient to overcome the preponderance of contrary evidence.

Assuming all the other TDR criteria are met, the Corporation considers one or a combination of the following concessions to the loan terms to be TDRs:  (1) a reduction of the stated interest rate, (2) an extension of the maturity date or dates at a stated interest rate lower than the current market rate for new debt with a similar term, or (3) forgiveness of principal or accrued interest.

Significant loan modifications, including modifications to or extensions of loans with interest reserves, are supported by a current, well documented credit assessment of the borrower’s financial condition and prospects for repayment under the modified terms.  The

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

level of interest reserves is evaluated during any modification or extension and revised based on updated underwriting information, including current appraisals and/or an analysis of the borrower’s debt service coverage.  Interest reserves are only maintained if current underwriting information indicates sufficient collateral and debt service coverage, consistent with the original underwriting standards.  Interest reserves are reduced or eliminated if the current underwriting information indicates there is uncertainty as to the loan’s repayment.

The Corporation’s proposed disclosure in response to this Comment for future filings is provided in the response to Comment 9, below.

Loans and Leases, page 35

2.

Comment:  We note your disclosure that most of the growth in the commercial real estate loan portfolio is due to the migration of loans from the construction portfolio to the commercial real estate portfolio.  Please expand your discussion of your allowance for loan losses to address this trend.  For example, discuss whether the credit quality of these borrowers would allow them to find financing elsewhere at the same terms if the marketplace liquidity were normal and how this is considered in your overall determination of the credit risk inherent in your portfolio.  Discuss how any resulting concentrations in portfolios that result from this increased level of construction loans that may otherwise not have been extended by you is considered in your allowance for loan losses as well.  Please clarify if this practice reduces the amount of construction loans you report as non-performing or whether it delays any charge-offs related to these loans.

Response:  In future filings, the Corporation will expand the disclosures relating to construction and development loans that are reclassified as commercial real estate loans upon completion of construction activities.  Transfers between loan types have no impact on the timing or recognition of charge-offs.  Such transfers reduce the amount of construction and development loans outstanding.  The Corporation reported on page 39 of the 2009 Form 10-K that the decrease in construction and development loans has been due to (1) payments, (2) transfers to other loan types when projects are completed or permanent financing is obtained, (3) loan sales, or (4) charge-offs.  These transfers have no impact on the amount the Corporation reports as total nonperforming loans and leases.  However, the transfers may result in an increase in the amount the Corporation reports as nonperforming commercial real estate loans and a reduction in the amount the Corporation reports as nonperforming construction and development loans if a transferred loan is in nonperforming status when the transfer is made.  The volume of nonperforming construction and development loans transferred to nonperforming commercial real estate loans has not been significant.

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

The Corporation proposes to include the following disclosure in future filings, which would expand the current disclosure for Commercial Real Estate Loans in Consolidated Loan and Lease Risk Profile on Page 52 of the 2009 Form 10-K:

A portion of the reported growth over the prior year represents the migration of construction loans to commercial real estate loans once construction is completed.  In normal market conditions, the Corporation generally limited the amount of post construction financing (permanent financing) it provided to those loans with interest rates and terms that conform to the Corporation’s interest rate risk profile or loans where a significant long-term customer relationship existed.  In many cases, the interest rate and term that customers wanted for permanent financing was readily available and provided by institutional investors in normal market conditions.  The current lack of market liquidity has resulted in customers not being able to secure financing elsewhere irrespective of their ability to service the debt.  As a result, the Corporation has provided interim loans that are intended to provide temporary financing until such time as the liquidity in the commercial real estate lending markets returns to normal conditions.  The interim loans are structured to ensure a significant amount of the income generated from the commercial real estate project is used to pay interest at market rates and reduce outstanding principal.  At the present time, management does not believe that these interim loans have resulted in increased incremental credit risk compared to other commercial real estate loans or have resulted in a significant increase in concentration risk that requires special consideration in determining the adequacy of the allowance for loan and lease losses.

Deposits, page 37

3.

Comment:  Please revise your disclosure, either here or in your liquidity section, to more specifically explain the reasons for the increase in brokered deposits.  For example, please specify if you have obtained these deposits to compensate for an inability to generate them due to competition or other reasons.  Discuss specifically the differences in pricing between these deposits and the deposits obtained through your branches.

Response:  In future filings, the Corporation will expand its discussion under Liquidity and Capital Resources in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) to more specifically explain the reasons for the increase in brokered deposits and discuss specifically the differences in pricing between these deposits and the deposits obtained through the Corporation’s branches.

The Corporation proposes the following disclosure:

The Corporation has historically used brokered deposits to supplement deposits generated through the Corporation’s banking branch network due to pricing advantages.  As a result of unstable market conditions in the capital markets in recent years, the Corporation has increased its use of brokered deposits primarily because the cost of brokered deposits has been below the cost of issuing debt, especially new long-term borrowings.  Brokered and institutional certificates of deposit represented 67.6% of total average wholesale deposit balances in 2009.  The weighted average remaining term of outstanding brokered and institutional certificates of deposit at December 31, 2009 was 12.0 years.  These long-term deposits have improved the Corporation’s structural liquidity.

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

Summary of Loan and Lease Loss Experience and Credit Quality, page 42

4.

Comment:  Please revise to disclose how you consider the redefault rates on troubled debt restructurings disclosed on page 47 in your allowance for loan losses and whether and how you adjust your loss rates accordingly.

Response:  In the discussion of the Allowance for Loan and Lease Losses in Critical Accounting Policies on page 71 of the 2009 Form 10-K, the Corporation provided the following disclosure:

For renegotiated loans the present value of expected future cash flows discounted at the loan’s effective interest rate was the methodology predominantly employed to measure the amount of impairment at December 31, 2009.  Contractual cash flows were adjusted for probability of default, expected prepayments, expected collateral value for loans that will not be fully amortized at maturity and other factors that may impact the timing and amount of expected cash flows.  Factors used to adjust contractual cash flows were based on historical experience and market performance statistics where available.  At December 31, 2009 the specific reserve or valuation allowance for renegotiated loans was determined to be $120.5 million.

The Corporation believes that the above-referenced disclosure adequately explains how the Corporation considered the probability of default (i.e., the re-default rate) in determining the allowance for loans and leases for TDRs.

5.

Comment:  You disclose that a loan may be placed on nonaccrual status (and therefore classified as nonperforming) when management makes a determination that the facts and circumstances warrant such classification irrespective of current payment status and that approximately 25.7% of nonperforming loans were less than 30 days past due.  Please revise to disclose the triggers and factors that you consider to determine that a loan less than 90 days delinquent should be classified as nonaccrual.

Response:  The Corporation’s policy is that a loan is considered to be impaired and will be placed on nonaccrual status when contractual payments (principal and interest) are 90 days or more past due.  However, the Corporation may also determine that a loan is impaired and should be placed on nonaccrual status when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due to it according to the terms of the loan agreement, regardless of the payment status.  In situations where payments are less than 90 days past due, management’s decision to place a loan on nonaccrual status requires judgment in assessing the borrower’s ability to continue to pay under the terms of the loan agreement.

Set forth below is the Corporation’s proposed form of expanded disclosure of past due nonperforming loans for the MD&A section of future filings.

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

Generally, loans that are 90 days or more past due as to interest or principal are placed on nonaccrual and nonperforming status.  Exceptions to these rules are generally made only for loans fully collateralized by readily marketable securities or other relatively risk free collateral and certain personal loans.  However, the Corporation may also determine that a loan is impaired and should be placed on nonaccrual status when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due to it according to the contractual terms of the loan agreement, regardless of the payment status.  In situations where payments are less than 90 days past due, management’s decision to place a loan on nonaccrual status requires judgment in assessing the borrower’s ability to continue to pay under the terms of the loan agreement.  At December 31, 2009, approximately $525.8 million or 25.7% of the Corporation’s total nonperforming loans and leases were less than 30 days past due.  In addition, approximately $169.4 million or 8.3% of the Corporation’s total nonperforming loans and leases were greater than 30 days past due but less than 90 days past due at December 31, 2009.  In total, approximately $695.2 million or 34.0% of the Corporation’s total nonperforming loans and leases were less than 90 days past due at December 31, 2009.

6.

Comment:  We note your disclosure on page 50 that rapidly declining and depressed real estate values have resulted in the determination that the estimated value of the collateral was insufficient to cover all of the recorded investment in the loan which has required significant charge-offs.  Please revise your disclosure to discuss how often you obtain updated appraisals for your collateral dependent loans.  If this policy varies by loan type please disclose that also and discuss whether you utilize “as is” or “as developed” values for your construction loans.  Describe any adjustments you make to appraised values, including those made as a result of outdated appraisals.  Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Response:  The Corporation’s appraisal policy is that the useful life of an appraisal or real estate valuation will vary depending upon the circumstances of the property, the marketplace, and the underlying loan-to-value ratio.  Existing appraisals can be used if there have been no obvious or material negative changes in market conditions or physical aspects of the property.  Factors causing material negative changes to reported values may include (1) the passage of time, (2) market volatility, and/or (3) availability and pricing of financing.

Given that there have been significant negative material changes due to the ongoing economic environment, particularly in the housing sector, the Corporation has required updated appraisals at the time a borrower begins to show financial stress.  This typically coincides with management’s reassessment of the borrower’s creditworthiness and results in a downgrade within the Corporation’s risk rating system.

For construction and development loans, specifically for loans where land is the primary collateral for either commercial construction or residential property construction loans, both “as is” and “liquidation value” valuations are obtained in updated appraisals.  If these loans are on nonaccrual status, greater emphasis would be placed on the liquidation value as the basis for identifying potential impairment.

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

For construction and development loans, specifically where construction has commenced, “as is,” “as developed,” and/or “liquidation value” valuations may be obtained as appropriate.  In general, if minimal construction has been completed (generally defined as less than 50% complete), the “as is” or “liquidation value” valuations would be used to identify potential impairment if the loan is on nonaccrual status.  If substantial construction has been completed (generally defined as greater than 50% complete), the “as is” or “as developed” valuations would be used to identify potential impairment if the loan is on nonaccrual status.

Determining the percentage of completed construction requires significant management judgment.  The quality of existing tenants, lease commitments for future construction, and lease rates are all considered when selecting the appropriate valuation method for loans where the primary collateral is income producing properties.

In calculating the fair value of collateral for collateral dependent loans, which is used in determining the adequacy of the allowance for loan and lease losses, the Corporation requires 5 to 10% discounts for selling expenses in measuring impairment.  In addition, although not required, the appropriateness of discounts for  “as is” or “liquidation value” appraisals that are more than six months old are considered in evaluating impairment for these collateral dependent loans.  Items considered in determining the appropriateness of adjustments to these appraisals include further recent market deterioration, the property type and condition, and other valuations or sales of comparable properties.

Set forth below is the Corporation’s proposed form of expanded disclosure of collateral values for collateral dependent loans in connection with the discussion of loan and lease loss experience and credit quality in the MD&A section of future filings, based on the 2009 Form 10-K.

Deteriorating conditions in the U.S. housing market became evident in the first half of 2007, accelerated sharply in the second half of the year and continued at an accelerated pace in 2008 and through the first half of 2009.  These deteriorating conditions have been fueled and extended, in part, by rising unemployment.  As a result, an increasing number of borrowers have been unable to either refinance or sell their properties and consequently have defaulted or are very close to defaulting on their loans.

In this stressed housing market, which has included elevated levels of delinquencies and volatile real estate values, the adequacy of collateral securing the loan becomes a much more important factor in determining expected loan performance.  In many cases, rapidly declining real estate values have resulted in the determination that the collateral was insufficient to cover the Corporation’s recorded investment in the loan.  These factors resulted in the Corporation’s loan and lease portfolio experiencing significantly higher incidences of default and a significant increase in loss severity in 2009 and 2008.

The Corporation requires updated appraisals at the time a borrower begins to show financial stress.  This typically coincides with management’s reassessment of the borrower’s creditworthiness.

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

For construction and development loans, specifically for loans where land is the primary collateral for either commercial construction or residential property construction loans, both “as is” and “liquidation value” valuations are obtained in updated appraisals.  If these loans are on nonaccrual status, greater emphasis is placed on the liquidation value as the basis for identifying potential impairment.

For construction and development loans, specifically where construction has commenced, “as is,” “as developed,” and/or “liquidation value” valuations may be obtained.  Greater weight is placed on the valuation alternative based on the percentage of completion of the project.  If substantial construction has been completed, the “as is” or “as developed” valuations would be used to identify potential impairment if the loan is in nonperforming status.  Determining the percentage of completed construction requires significant management judgment.  The quality of existing tenants, lease commitments for future construction, and lease rates are all considered when selecting the appropriate valuation method for loans where the primary collateral is income producing properties.

In calculating the fair value of collateral for collateral dependent loans, which is used in determining the adequacy of the allowance for loan and lease losses, the Corporation requires 5 to 10% discounts for selling expenses in measuring impairment.  In addition, the appropriateness of discounts for  “as is” or “liquidation value” appraisals that are more than six months old are considered in evaluating impairment for collateral dependent loans.  The Corporation has continuously re-assessed, and continues to re-assess, the timeliness and propriety of appraisals for collateral dependent loans, especially in volatile real estate markets such as Arizona.  The Corporation uses a variety of sources, such as recent sales of loans and sales of OREO, to validate the collateral values used to determine the amount of loss exposure at the measurement date.

7.

Comment:  We note that in recent years the ratio of your allowance for loan and lease losses to total nonperforming loans and leases has declined.  Please revise your disclosures to specifically address the reasons for this trend.

Response:  The Corporation’s proposed form of expanded disclosure of the reasons that the ratio of the allowance for loan and lease losses to nonperforming loans has declined is included in the Corporation’s proposed form of expanded disclosure in response to Comment 12.

8.

Comment:  Please revise to more fully explain your disclosure on page 56 that management does not expect the provision for loan and lease losses and net charge-offs for 2009 is indicative of the provision for loan and lease losses and net charge-offs that will be reported in 2010 given your continuing declining credit quality trends.

Response:  The above-referenced disclosure on page 56 of the 2009 Form 10-K was a reiteration of the disclosures provided under Overview on pages 26 and 27 of the MD&A, which included the following:

Nonaccrual loans and leases at December 31, 2009, which the Corporation refers to as nonperforming loans, increased $517.8 million or 33.9% since December 31, 2008.  Nonperforming loans continued to increase during the first and second quarters of 2009.  The highest reported point of

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

nonperforming loans at any quarter-end in the current year was $2,416.1 million at June 30, 2009.  Since June 30, 2009, nonperforming loans declined $166.0 million in the third quarter of 2009 and $205.3 million in the fourth quarter of 2009 and amounted to $2,044.8 million at December 31, 2009.  The elevated levels of nonperforming loans reflect the recessionary economy, which includes higher levels of unemployment, and the weak national real estate markets.  In addition, the amount of impairment, which affects charge-offs and the level of the allowance for loans and leases, remained elevated due to the depressed state of underlying real estate collateral values, particularly construction and development loans.  The decrease in nonperforming loans in the second half of 2009 reflects the effects of the Corporation’s actions taken to reduce the levels of nonperforming loans and the decline in new nonperforming loans.  The amount of new loans and leases that went into nonperforming status during the second half of 2009 decreased by approximately $636.8 million, or 26.3%, compared to the first half of 2009.  In addition, loans delinquent 30-89 days, excluding credit card loans and student loans, and loans in nonperforming status, decreased by $352.1 million, or 39.5%, from December 31, 2008 to December 31, 2009.  While the direction of these credit quality metrics may be an indication of stabilization in some geographies and markets, management recognizes that the economic recovery remains fragile, unemployment remains elevated and real estate markets remain relatively unstable.  Therefore, it may be too early to expect that this recent experience is indicative of the start of a sustainable longer-term trend.

In future filings, the Corporation will ensure that the reasons for management’s expectations, if presented elsewhere, are properly cross referenced or summarized.

Troubled Debt Restructuring (Renegotiated Loans), page 47

9.

Comment:  We note your disclosure that renegotiated loans increased $523.1 million since December 31, 2008 and totaled $793.5 million at December 31, 2009 and that you expect the balance of renegotiated loans will continue to increase in future quarters.  We also note that renegotiated loans are considered impaired loans and are specifically reviewed to measure impairment and that interest income is recognized on an accrual basis at the renegotiated rate if the loan is in compliance with the modified terms.

Response:  The Corporation acknowledges there was a significant increase in renegotiated loans in 2009.  The Corporation believes that the disclosures provided in the 2009 Form  10-K were adequate.  However, based on the Corporation’s expectation that renegotiated loans will increase in future quarters and the Corporation will obtain additional experience with loan performance, the Corporation concurs that responding to the Staff’s comments on this matter will provide enhanced information in future filings.  The Corporation’s proposed form of disclosure is set forth below following the response to Comment 9.l.

a.

For your renegotiated loans that accrue interest, please tell us in detail and disclose how you determine that the loan has been restructured so as to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

borrower’s financial condition and prospects for repayment under the revised terms.

Response:

Consumer Loans

Prior to approval of a consumer loan modification, the Corporation performs a comprehensive financial review of the borrower, which entails an evaluation of the borrower’s total income and total expenses.  The Corporation’s evaluation of a borrower’s total expenses is more comprehensive than the evaluation typically undertaken by the credit bureaus.  The Corporation’s review is substantiated by an analysis of the borrower’s checking account activity and updated credit bureau reports.  Modifications seek to offer the customer an affordable housing payment, maintain total debt service within a prescribed range of net income and provide a monthly cash flow cushion for unexpected events.

For all modified loans, the Corporation maintains the assessment of the borrower’s hardship, debt service capacity, financial condition and prospects for repayment under the revised terms, along with a hardship letter, personal financial worksheet, credit bureau report, proof of income, bank statements and status of homeowner’s insurance and taxes.

Commercial Loans

Underwriting for all commercial loan modifications follows established credit risk management policies and includes an assessment of the credit risk profile and an analysis of the borrower’s current financial position.  Included in this analysis is a detailed review of the borrower’s ability to continue to service its loans under the existing contractual agreement.  Each decision to modify a loan is required to be supported by a written underwriting summary appropriate for the size and type of credit that establishes the sufficiency of the primary and secondary sources of repayment based on the modified terms.

This analysis includes, but is not limited to, a detailed analysis of the borrower’s ability to adequately maintain a current payment history under the restructured agreement.  For collateral dependent loans, this analysis also includes current appraisals or valuations of the collateral so that updated loan-to-values are within the Corporation’s loan policy guidelines.  The analysis may also include an assessment of the borrower’s management team and the industry in which it competes.  These factors, along with any other factors that management of the Corporation may deem appropriate given the risk profile of the borrower, are analyzed to ensure a high probability that the borrower will be able to perform under the terms and conditions of the modified loan agreement.

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

b.

For your renegotiated loans that accrue interest, please tell us in detail and disclose how you determine whether the borrower has demonstrated repayment performance with modified terms.

Response:

Consumer Loans

In addition to the comprehensive financial review described above, the Corporation generally requires a successful completion of a performance period prior to a formal modification for consumer loans.  For a borrower whose pre-modified loan is less than 90 days past due at the time of modification, three payments at the proposed restructured payment amount (a three-month performance period) are required before the formal restructuring of the loan.  Since repayment performance is maintained under the original terms and the Corporation has modified the repayment terms to be consistent with the borrower’s re-underwritten debt service capacity, the Corporation is able to determine that it can be reasonably assured that the loan will perform according to the modified terms after the customer successfully completed the three-month performance period prior to the formal restructuring.

If the customer’s pre-modified loan was past due 90 days or more or if the customer’s total debt to total income ratio exceeds 100%, six payments based on the proposed restructured terms are required (a six-month performance period) before a formal modification is made.  Because the borrower is more than 90 days past due, a longer performance period is required prior to the formal modification of the loan.  Since the customer will have successfully completed the performance period prior to the formal restructuring based on repayment terms modified to be consistent with the borrower’s re-underwritten debt service capacity, the Corporation is able to determine that it can be reasonably assured that the loan will perform according to the modified terms.

Successful performance by a borrower under the conditions described above results in a formal restructuring agreement, at which time the restructured loan will return to an accrual status.

Commercial Loans

Commercial loans are returned to an accrual status when receipt of principal and interest payments as they become contractually due is probable based on the preponderance of evidence in the credit analysis, the borrower’s successful past performance, or favorable performance under the modified terms of the loan agreement exceeds six months.  Otherwise, interest income is recognized using a cost recovery method.

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

c.

Please revise to disclose how many payments a borrower needs to make before classifying the loan as an accruing renegotiated loan and describe how the loan is classified prior to demonstrating the ability to make restructured payments.

Response:  In future filings, the Corporation will disclose how many payments a borrower needs to make before classifying the loan as an accruing renegotiated loan and describe how the loan is classified prior to demonstrating the ability to make restructured payments consistent with the response to Comment 9.b., above.

d.

Please revise to discuss the triggers or factors you review to identify potentially distressed homeowners in order to proactively offer assistance.

Response:  Through various forms of public communications, the Corporation encourages all customers to contact the Corporation if they are experiencing financial difficulties so that their individual situations can be assessed and to discuss alternatives before formal collection actions are required.  In addition, the Corporation monitors borrowers that are not currently delinquent.  For those borrowers with an original credit bureau score at or below an established level, the Corporation determines if there has been a specified decline in their current credit bureau score.  Customers meeting those criteria are contacted directly and encouraged to contact the Corporation if they are experiencing financial difficulties.

The Corporation will include this discussion in future filings.

e.

Please revise to disclose the amount of residential loans at each period end presented that as part of your foreclosure moratorium you are working in good faith to reach a successful repayment agreement and disclose how these loans are classified (nonperforming, renegotiated, accruing, etc.).

Response:  The foreclosure moratorium applies to all owner-occupied 1-4 family residential loans for customers who agree to work in good faith to reach a successful repayment agreement.  The foreclosure moratorium is only one element of the Corporation’s overall program to work with financially distressed borrowers.  As previously discussed, the Corporation performs a comprehensive assessment of each borrower’s situation and has a required performance period before a repayment agreement is formally implemented.  The Corporation does not believe it would be useful to investors to disclose the amount of residential loans at each period end presented for which, as part of its foreclosure moratorium, it is working to reach a successful repayment agreement, because not all situations result in a successful repayment agreement.  The Corporation also works with customers who are unable to reach a successful repayment agreement or who no longer desire to keep the property to identify the available options to liquidate the property without going through the foreclosure process.  The foreclosure moratorium does not affect how the owner-occupied 1-4 family residential loans are classified (whether as accruing or

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

nonperforming).  Generally, these loans are in nonperforming status until a successful repayment agreement is reached or some other strategy is completed.

f.

Please revise to disclose the delinquency status of renegotiated loans at each period end presented and discuss any trends.

Response:  The delinquency status of renegotiated loans at December 31, 2009 was presented on Page 48 of the 2009 Form 10-K as follows:  “At December 31, 2009, approximately $61.6 million of total renegotiated loans were past due 30-89 days.”  In future filings, the Corporation will disclose the delinquency status of renegotiated loans at each period end presented and discuss any trends that develop.

g.

Please continue to disclose your re-default rate and provide sufficient information to allow investors to understand any significant trends and the timing and potential impact on your financial results.  For instance, disclose the approximate number of months after a loan is renegotiated in which most re-defaults occur, whether loans re-default quickly or whether they are current for a number of months and then ultimately re-default.

Response:  The Corporation will continue to disclose its re-default rate and provide information to help investors understand any significant trends and the timing and potential impact on its financial results.  As the Corporation disclosed on page 48 of the 2009 Form 10-K, the Corporation’s experience with renegotiated loan performance is relatively new and does not encompass an extended period of time.  The Corporation generally has not observed a consistent pattern on the frequency of re-defaults based on the passage of time.

h.

We note approximately $170.6 million of loans were transferred from renegotiated loans to nonperforming loans in the fourth quarter of 2009.  Please revise to disclose the total amount of troubled debt restructurings at each period end, the amount classified as renegotiated vs. nonperforming loans and the amount that is accruing vs. nonaccruing if different.

Response:  In future filings, the Corporation will disclose the amount of TDRs (renegotiated loans) that are a component of nonaccrual loans, which the Corporation refers to as “nonperforming loans,” at each balance sheet date.  The Corporation will also discuss significant variances and trends as they develop.

The following is the form of the additional disclosure that the Corporation proposes to include under “Summary of Loan and Lease Loss Experience and Credit Quality” discussion in the MD&A section of future filings, based on the Corporation’s experience as of and for the year ended December 31, 2009:

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

At December 31, 2009, total nonperforming loans and leases amounted to $2,044.8 million compared to $1,527.0 million at December 31, 2008, an increase of $517.8 million or 33.9%.  Approximately $211.3 million of that increase related to one credit relationship that consists of multiple commercial real estate loans for geographically dispersed commercial real estate investments related to the lodging industry.  Included in nonperforming loans and leases at December 31, 2009 were $271.6 million of nonperforming renegotiated loans.  There were no nonperforming renegotiated loans at December 31, 2008.  Approximately $170.6 million of the increase in nonperforming renegotiated loans was due to certain loans associated with the credit relationship previously discussed that were transferred from accruing renegotiated loans to nonperforming commercial real estate loans in the fourth quarter of 2009.

i.

On page 88, you disclose that loans renegotiated at a rate equal to or greater than that of a new loan with comparable risk at the time the contract is modified are excluded from renegotiated loans in the calendar years subsequent to the renegotiation if the loan is in compliance with the modified terms.  Please revise to quantify the amount of these renegotiated loans outstanding at each period end and disclose if you typically charge-off a portion of the loan at renegotiation and if so, the amount charged-off for each period presented.

Response:  The Corporation believes that the disclosures presented on pages 88 and 110 of the 2009 Form 10-K are consistent with ASC 310-40-50-2, which indicates that information about an impaired loan that has been restructured in a troubled debt restructuring involving a modification of terms need not be included in the disclosures required by ASC 310-10-50-15(a) and 310-10-50-15(c) in years after the restructuring if both of the following conditions exist:

a.

The restructuring agreement specifies an interest rate equal to or greater than the rate that the creditor was willing to accept at the time of the restructuring for a new loan with comparable risk.

b.

The loan is not impaired based on the terms specified by the restructuring agreement.

At December 31, 2009, 82.1% of the Corporation’s renegotiated loans were consumer-related loans.  The Corporation used reduced interest rates and extended terms as the primary means to lower the contractual payments and accordingly no charge-off was typically recorded at the modification date.  At December 31, 2009, the Corporation did have a single loan with a carrying value of approximately $40.1 million, representing approximately 5% of the renegotiated loans that had been modified into a multiple note structure.  The portion of the loan represented by notes that were deemed uncollectable at the modification date (approximately $33.8 million) was charged off in the first quarter of 2009.  Consistent with ASC 310-40-S99-1, the Corporation has continued to measure impairment of this loan based on the contractual terms specified by the original loan agreement in accordance with ASC paragraphs 310-10-35-20

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

through 35-30.  The Corporation will disclose the impact of the multiple loan structures on the impaired loan disclosures if they become significant.

j.

To the extent you track the information, please revise to quantify your TDRs by type of concession (reduction in interest rate, payment extensions, forgiveness of principal, etc.) and disclose your re-default rates for each type of concession if they significantly vary.

Response:  At December 31, 2009, 82.1% of the Corporation’s renegotiated loans were consumer-related loans.  The Corporation used reduced interest rates and extended terms as the primary means to lower the contractual payments and accordingly no charge-off was typically recorded at the modification date.  The Corporation does not specifically track balances by type of concession or measure re-default by type of concession.  Based on the Corporation’s limited experience with TDRs to date, re-default rates do not appear to be affected by the type of concession.

k.

Tell us in detail and revise to disclose if you revised any of your TDR accounting policies based on the guidance included in the Policy Statement on Prudent Commercial Real Estate Loan Workouts released on October 30, 2009 and adopted by each financial regulator.

Response:  The Corporation has not revised any TDR accounting policies based on the guidance included in the Policy Statement on Prudent Commercial Real Estate Loan Workouts released on October 30, 2009 (the “Policy Statement”), as the Corporation does not believe that the Policy Statement changes any requirements under generally accepted accounting principles.  Loans restructured in a manner consistent with the Policy Statement meeting the definition of a TDR, as defined in ASC 310-40-15, have been reported as TDRs in the Corporation’s consolidated financial statements.

l.

Please revise to disclose how you consider guarantor support in your evaluation of renegotiated loans.

Response:  Although a significant number of the Corporation’s loans carry some level of personal recourse, guarantor support of the renegotiated loans is generally not considered as a primary source of repayment.  However, as part of the detailed underwriting assessment, the Corporation analyzes a guarantor’s ability to provide support as a secondary source of repayment.  This analysis includes a detailed review of the guarantor’s financial condition, including, but not limited to, a thorough understanding of (1) sources of available liquidity, (2) other debt obligations, including contingent liabilities, and (3) a guarantor’s global cash flow, defined as cash available from recurring sources less current obligations.

Set forth below is the Corporation’s proposed form of expanded disclosure of Troubled Debt Restructuring (Renegotiated Loans) for the MD&A section of future

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

filings, in response to Comments 1 and 9 (except for Comment 9.h.), based on the 2009 Form 10-K.

Troubled Debt Restructuring (Accruing Renegotiated Loans)

The Corporation does not characterize all modified loans as troubled debt restructurings (“TDRs”).  In the ordinary course of business, the Corporation modifies loan terms across loan types, including both consumer and commercial loans, for a variety of reasons.  For example, modifications to consumer loans are generally limited to short-term deferrals to accommodate specific, temporary circumstances.  Modifications to commercial loans may include, but not be limited to, changes in interest rate, maturity, amortization and financial covenants.  In the original underwriting, loan terms are established that represent the then current and projected financial condition of the borrower.  Over any period of time, modifications to these loan terms may be required due to changes in the original underwriting assumptions.  These assumptions may include the changing financial requirements of the borrower as well as changes in underwriting standards of the Corporation.  If the modified terms are consistent with competitive market conditions and representative of terms the borrower could otherwise obtain in the open market, the modified loan is not categorized as a TDR.

For a loan modification to be a TDR, which the Corporation also refers to as “renegotiated loans,” the following three conditions must all be present: (1) the borrower is experiencing financial difficulty, (2) the Corporation makes a concession to the original contractual loan terms, and (3) the concessions are for economic or legal reasons related to the borrower’s financial difficulty that the Corporation would not otherwise consider.

Modifications of loan terms to borrowers experiencing financial difficulty are made in an attempt to protect as much of the Corporation’s investment in the loan as possible.  These modifications are generally made to either prevent a loan from becoming non-accrual or to return a non-accrual loan to performing status based on the expectation that the borrower can adequately perform in accordance with the modified terms.

The determination of whether a modification should be accounted for as a TDR requires significant judgment after taking into consideration all facts and circumstances surrounding the transaction.  No single characteristic or factor, taken alone, is determinative of whether a modification should be classified as a TDR.  The fact that a single characteristic is present in a transaction is not considered sufficient to overcome the preponderance of contrary evidence.

Assuming all the other TDR criteria are met, the Corporation considers one or a combination of the following concessions to the loan terms to be TDRs:  (1) a reduction of the stated interest rate, (2) an extension of the maturity date or dates at a stated interest rate lower than the current market rate for new debt with a similar term, or (3) forgiveness of principal or accrued interest.

Consumer Loans

Prior to approval of a consumer loan modification, the Corporation performs a comprehensive financial review of the borrower, which entails an evaluation of the borrower’s total income and total expenses.  The Corporation’s evaluation of a borrower’s total expenses is more comprehensive than the evaluation typically undertaken by the credit bureaus.  The Corporation’s review is substantiated by an

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

analysis of the borrower’s checking account activity and updated credit bureau reports.  Modifications seek to offer the customer an affordable housing payment, maintain total debt service within a prescribed range of net income and provide a monthly cash flow cushion for unexpected events.

For all modified loans, the Corporation maintains the assessment of the borrower’s hardship, debt service capacity, financial condition and prospects for repayment under the revised terms, along with a hardship letter, personal financial worksheet, credit bureau report, proof of income, bank statements and status of homeowner’s insurance and taxes.

In addition to the comprehensive financial review, the Corporation generally requires a successful completion of a performance period prior to a formal modification for consumer loans.  For borrowers whose pre-modified loan was less than 90 days past due at the time of modification, three payments at the proposed restructured payment amount (a three-month performance period) are required before the formal restructuring.  Since repayment performance had been maintained under the original terms and the Corporation has modified the repayment terms to be consistent with the borrower’s re-underwritten debt service capacity, the Corporation is able to determine that it can be reasonably assured that the loan will perform according to the modified terms after the customer successfully completed the three-month performance period prior to the formal restructuring.

If the customer’s pre-modified loan was past due 90 days or more or if the customer’s Total Debt to Total Income ratio exceeds 100%, six payments based on the proposed restructured terms are required (a six-month performance period) before a formal modification is made.  Because the borrower was greater than 90 days past due a longer performance period is required prior to the formal modification.  Since the customer will have successfully completed the performance period prior to the formal restructuring based on repayment terms modified to be consistent with the re-underwritten debt service capacity, the Corporation is able to determine that it can be reasonably assured that the loan will perform according to the modified terms.

Successful performance results in a formal restructuring agreement, at which time the restructured loan will return to an accrual status.

Commercial Loans

Underwriting for all commercial loan modifications follows established credit risk management policies and includes an assessment of the credit risk profile and analysis of the borrower’s current financial position.  Included in this analysis is a detailed review of the borrower’s ability to continue to service its loans under the existing contractual agreement.  Each decision to modify a loan is required to be supported by a written underwriting summary appropriate for the size and type of credit that establishes the sufficiency of the primary and secondary sources of repayment based on the modified terms.

This analysis includes, but is not limited to, a detailed analysis of the borrower’s ability to adequately maintain a current payment history under the restructured agreement.  For collateral dependent loans, this analysis also include current appraisals or valuations of the collateral so that updated loan-to-values are within the Corporation’s loan policy guidelines.  The analysis may also include an assessment of the borrower’s management team and the industry in which it competes.  These factors, along with any other factors that management of the Corporation may deem appropriate given the risk profile of the

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

borrower, are analyzed to ensure a high probability that the borrower will be able to perform under the terms and conditions of the modified loan.

Commercial loans are returned to an accrual status when receipt of principal and interest payments as they become contractually due is not in doubt based on the preponderance of evidence in the credit analysis, the borrower’s successful past performance, or performance under the modified terms exceeds six months.  Otherwise, interest income is recognized using a cost recovery method.

Overview

The Corporation recognizes that the current economy, elevated levels of unemployment and depressed real estate values have resulted in many customers being far more leveraged than prudent and in a very difficult financial position.  Through various forms of public communications, the Corporation encourages all customers to contact the Corporation if they are experiencing financial difficulties so that their individual situations can be assessed and to discuss alternatives before formal collection actions are required.  In addition, the Corporation monitors borrowers that are not currently delinquent.  For those borrowers with an original credit bureau score at or below an established level, the Corporation determines if there has been a specified decline in their current credit bureau score.  Customers meeting those criteria are contacted directly and encouraged to contact the Corporation if they are experiencing financial difficulties.

In many cases, the Corporation has restructured loan terms for certain qualified financially distressed borrowers that have agreed to work in good faith to reach a successful repayment agreement and, as previously discussed, have demonstrated the ability to make the restructured payments in order to avoid a pending foreclosure or a foreclosure in the future.  The Corporation has predominantly used reduced interest rates and extended terms to lower contractual payments.

Accruing troubled-debt restructured loans, which the Corporation refers to as “accruing renegotiated loans,” amounted to $793.5 million at December 31, 2009 compared to $270.4 million at December 31, 2008, an increase of $523.1 million.

The following table shows the Corporation’s accruing renegotiated loans by type of loan at December 31, 2009 and 2008.

Major Categories of Accruing Renegotiated Loans ($ in millions)

	December 31, 2009		December 31, 2008
	Renegotiated Loans	Percent of Renegotiated Loans	Renegotiated Loans	Percent of Renegotiated Loans
Commercial Loans	$46.3	5.8%	$10.5	3.9%
Real Estate
Commercial Real Estate	90.9	11.5	9.9	3.7
Residential Real Estate	397.0	50.0	102.5	37.9
Construction and Development:
Commercial Construction	—	—	—	—
Commercial Land	1.3	0.2	—	—

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

	December 31, 2009		December 31, 2008
	Renegotiated Loans	Percent of Renegotiated Loans	Renegotiated Loans	Percent of Renegotiated Loans
Construction by Developers	3.5	0.4	18.5	6.8
Residential Land	125.6	15.8	100.3	37.1
Construction by Individuals	17.5	2.2	16.5	6.1
Construction and Development	147.9	18.6	135.3	50.0
Total Real Estate	635.8	80.1	247.7	91.6
Consumer Loans
Home Equity Loans & Lines of Credit	106.5	13.5	12.1	4.5
Other Consumer Loans	4.9	0.6	0.1	0.0
Total Consumer Loans	111.4	14.1	12.2	4.5

Total Loans	$793.5	100.0%	$270.4	100.0%

At December 31, 2009, consumer-related accruing renegotiated loans (residential real estate, residential land, construction by individuals, home equity loans and lines of credit and other consumer loans) represented 82.1% of total renegotiated loans.

At December 31, 2009, accruing renegotiated commercial loans amounted to $46.3 million.  Approximately $40.1 million of the reported amount relates to a single loan that is included in Others in the Geographical Summary of Renegotiated Loans table presented below.

At December 31, 2009, accruing renegotiated commercial real estate loans amounted to $90.9 million.  Approximately $84.0 million of the balance included in this category was related to two commercial real estate loans that are part of one credit relationship that consists of multiple commercial real estate loans related to the lodging industry as previously discussed.  The renegotiated balance related to the two commercial real estate loans is included in Others in the Geographical Summary of Renegotiated Loans table presented below.

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

The following table shows the geographical summary of the Corporation’s renegotiated loans at December 31, 2009 and 2008.

Geographical Summary of Accruing Renegotiated Loans ($ in millions)

	December 31, 2009		December 31, 2008
	Renegotiated Loans	Percent of Total Renegotiated Loans	Renegotiated Loans	Percent of Total Renegotiated Loans
Wisconsin	$54.2	6.8%	$13.5	5.0%
Arizona	454.8	57.3	214.6	79.4
Minnesota	30.5	3.8	10.4	3.8
Missouri	12.2	1.5	3.6	1.3
Florida	25.5	3.2	4.8	1.8
Indiana	7.5	0.9	0.8	0.3
Kansas	2.1	0.3	0.6	0.2
Others	206.7	26.2	22.1	8.2
Total	$793.5	100.0%	$270.4	100.0%

Approximately $454.8 million or 57.3% of the Corporation’s total accruing renegotiated loans at December 31, 2009 were loans located in Arizona.  Consumer-related accruing renegotiated loans (residential real estate, residential land, construction by individuals, home equity loans and lines of credit and other consumer loans) represented 98.7% of total accruing renegotiated loans in Arizona.  Accruing renegotiated construction and development loans in Arizona amounted to $136.6 million or 92.4% of total accruing renegotiated construction and development loans at December 31, 2009.

After restructuring, renegotiated loans result in lower payments than originally required and therefore have a lower risk of loss due to nonperformance than loans classified as nonperforming.  The Corporation’s instances of default and re-default on consumer-related renegotiated loans have been relatively low.  For those consumer-related renegotiated loans that were restructured between June and December 2008, the cumulative default and re-default rate as of December 31, 2009 was approximately 19.8%.  The Corporation attributes this experience to its processes used to determine a reasonable repayment program for qualified borrowers and its policy of requiring such borrowers to demonstrate the ability to make the restructured payments for a specified period of time before the loan is transferred to accruing renegotiated status.  The Corporation’s experience with renegotiated loan performance is relatively new and does not encompass an extended period of time.  The Corporation generally has not observed a consistent pattern on the frequency of re-defaults based on the passage of time.  Based on the Corporation’s limited experience, the timing of re-defaults appear to be more attributable to some event such as loss of employment.  Irrespective of the Corporation’s procedures and policies, payment performance will continue to be adversely affected by unexpected increases in unemployment.  At December 31, 2009, approximately $61.6 million or 7.8% of total accruing renegotiated loans were past due 30-89 days.  At December 31, 2008, approximately $32.8 million or 12.1% of total accruing renegotiated loans were past due 30-89 days.

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

The Corporation expects nonaccrual loans will initially increase until the loan terms are restructured.  Upon restructuring, nonaccrual loans will decline and the balance of accruing renegotiated loans will increase.  The Corporation expects the balance of accruing renegotiated loans will continue to increase in future quarters.

Consolidated Loan and Lease Risk Profile, page 51

10.

Comment:  We note the significant charge-offs during 2009 and the remaining exposure on your loans to finance companies and bank holding companies.  Please revise to disclose the type of collateral securing these loans and any special circumstances surrounding these loans.

Response:  In future filings the Corporation will expand its discussion of loans to bank holding companies to include the type of collateral securing these loans and any special circumstances surrounding these loans.

Based on the 2009 Form 10-K, the Corporation proposes to include substantially the following disclosure under “Consolidated Loan and Lease Risk Profile” in the MD&A section of future filings:

Included in net charge-offs for the year ended December 31, 2009 were charge-offs related to loans to certain bank holding companies that amounted to $157.8 million.  Those charge-offs related to four bank holding companies and were taken due to a series of events that included:  (1) a significant deterioration in the loan portfolios of certain of these bank holding companies, (2) unanticipated difficulties or delays in capital raising transactions by certain of these bank holding companies, and (3) regulatory actions against certain of these bank holding companies.

At December 31, 2009, loans outstanding to bank holding companies were approximately $550.1 million.  Loans to bank holding companies are generally secured by all of the assets of the bank holding company including the common stock of their subsidiaries.

At December 31, 2009, one other troubled bank holding loan in the amount of $50 million was fully reserved.  The recent adverse events and exposure to these loans has been taken into consideration in the determination of the allowance for loan and lease losses.

Other Expense, page 59

11.

Comment:  We note that your calculation of the efficiency ratio includes private equity-related investment gains but excludes other securities gains and losses.  Please tell us whether your calculation complies with guidance from your primary regulator.  If not, please revise to provide the non-GAAP disclosures required by Item 10(e) of Regulation S-K.

Response:  The Corporation is not aware of any regulatory guidance regarding the calculation of the efficiency ratio.  In future filings, the Corporation does not intend to include private equity-related investment gains or losses in its calculation of the efficiency

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

ratio.  The Corporation will revise future filings to provide the non-GAAP disclosures required by Item 10(e) of Regulation S-K.  Presented below is the draft disclosure based on the 2009 Form 10-K.

The efficiency ratio is a non-GAAP statistical measure that is used to evaluate comparative expense control across the financial services industry.  The efficiency ratio is calculated by dividing total other expense by the sum of total other income (excluding investment securities gains and losses) and net interest income FTE.  The Corporation’s efficiency ratios for the years ended December 31, 2009, 2008 and 2007 were:

Efficiency Ratio ($000’s)	Year Ended December 31,
	2009	2008	2007

Total Other Expense	$1,577,834	$2,993,236	$1,312,048
Net Income Attributable to Noncontrolling Interests	1,578	869	2,895
Total Expense for Efficiency Ratio	$1,579,412	$2,994,105	$1,314,943

Net Interest Income	$1,582,609	$1,780,710	$1,616,217
FTE Adjustment	25,372	27,841	28,220
Total Other Income	915,602	748,115	729,066
Less: Net Investment Securities Gains	(121,789)	(17,229)	(34,814)
Total Other Income and Net Interest Income FTE	$2,401,794	$2,539,437	$2,338,689

Efficiency Ratio	65.8%	117.9%	56.2%

Critical Accounting Policies

Allowance for Loan Losses, page 71

12.

Comment:  We note your disclosure in your earnings press releases and your Form 10-K regarding partial charge-offs of your loans.

a.

Please revise to disclose your charge-off policies for each type of loan and whether you have revised these policies.

Response:  In future filings, the Corporation will disclose its charge-off policies for each type of loan and whether it has revised these policies.

b.

Specifically revise to discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve.

Response:  The allowance for loan and lease losses reflects the Corporation’s estimate of credit losses within its loans and lease portfolio.  Loans are evaluated as to the need for a reserve when, based on current information and events, it is probable that the

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

loan has been impaired and the loss can be reasonably estimated.  The Corporation’s policy is consistent with the FASB Accounting Standard Codification (the “Codification”), which provides:  “It is usually difficult, even with hindsight, to identify any single event that made a particular loan uncollectible.  However, the concept in GAAP is that impairment of receivables shall be recognized when, based on all available information, it is probable that a loss has been incurred based on past events and conditions existing at the date of the financial statements.”

Information that may be used to determine whether a loan is impaired includes, but is not limited to, (1) the deteriorating financial condition of the borrower, (2) declining collateral values, and/or (3) legal action, including bankruptcy, that impairs the borrower’s ability to adequately meet its obligations.  The triggering events or other facts and circumstances that impact the Corporation’s decision to charge off all or a portion of a loan, rather than to record a reserve with respect to the loan, are based on similar events or circumstances along a continuum.

When there is information available to confirm that all or a portion of a specific loan is uncollectible, regulatory guidance and the Corporation’s loan policy require that the uncollectible amount be promptly charged off against the allowance for loan and lease losses.  When a charge-off is taken on a loan, the negative event(s) or circumstance(s) have generally developed to the point that the Corporation is able to ascertain with more certainty the uncollectible nature and uncollectible amount of the loan.

The timing of a charge-off versus a reserve differs based on definitions provided by the Codification and regulatory guidance.

In future filings, the Corporation will discuss the triggering events or other facts and circumstances that impact its decision to charge-off a portion of a loan.

c.

Please revise to clearly describe how partial charge-offs on non-performing loans impact the coverage ratio and other credit loss statistics and trends.  For example, please consider disclosing the following information/ratios:

i.

The amount of nonperforming and impaired loans for which you have recorded partial charged-offs.

ii.

The ratio of nonperforming loans for which you have recorded partial charged-offs to total loans.

iii.

The ratio of nonperforming loans for which you have recorded partial charged-offs to total nonperforming loans.

iv.

Coverage ratio net of nonperforming loans for which you have recorded partial charged-offs.

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

v.

the ratio of the total allowance divided by (total loans less nonperforming loans for which you have recorded partial charged-offs).

To the extent you have a significant amount of impaired loans with no valuation allowance required for which partial charge-offs have not been recognized, please clarify how you measured impairment on these loans and reconcile the significant deterioration in real estate values in your primary market area with your impairment conclusions.

Response:  At December 31, 2009, less than 10% of the Corporation’s impaired loans that had been individually evaluated by management for impairment did not require a valuation allowance or have a partial charge-off.  The Corporation does not consider this amount of impaired loans to be significant.  In future filings the Corporation will clearly describe how partial charge-offs on non-performing loans impact the coverage ratio and other credit loss statistics.

Based on the 2009 Form 10-K, the Corporation proposes to include substantially the following language under “Summary of Loan and Lease Experience and Credit Quality in the MD&A section of future filings:

Partial Charge-Offs

Charge-Off Policy

Consistent with regulatory guidance and the Corporation’s loan policy, charge-offs are taken when specific loans, or portions thereof, are considered uncollectible and of such little value that their continuance as bankable assets is not warranted.  The Corporation’s policy is to promptly charge these loans off in the period the uncollectible loss amount is reasonably determined.  The charge-off does not mean that the asset has no recovery or salvage value, but rather that it is not practical to defer writing down this loan when available information confirms that the loan, or a portion thereof, is uncollectible.  The reasons for charge-offs on commercial loans, including the values used in determining the charge-off amounts, are formally documented and subject to approval procedures for all commercial charge-offs.

Triggering Events for Partial Charge-Offs

Commercial Loans

Consistent with regulatory guidance and the Corporation’s loan policy, the Corporation promptly charges-off commercial loans, or portions thereof, when available information confirms that specific loans are uncollectible.  Information that may be used to determine the uncollectible nature of the loan includes, but is not limited to, (1) the deteriorating financial condition of the borrower, (2) declining collateral values, and/or (3) legal action, including bankruptcy, that impairs the borrower’s ability to adequately meet its obligations.

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

Consumer Loans

Consistent with regulatory guidance and the Corporation’s loan policy, the Corporation promptly charges-off consumer-related loans, or portions thereof, when the Corporation reasonably determines the amount of the loss.  However, in no case does the charge-off exceed the applicable regulatory timeframes.

The amount of cumulative net charge-offs recorded on the Corporation’s nonperforming loans outstanding at December 31, 2009 was approximately $810.4 million or 52.4% of the unpaid principal balance of the affected nonperforming loans.

The Corporation’s nonperforming loans and leases at December 31, 2009, consisted of the following:

Nonperforming Loans and Leases	Amount	Percent of Total Non- performing Loans and Leases

Nonperforming Loans and Leases with Partial Charge-offs	$737,223	36.1%
Nonperforming Loans and Leases without Partial Charge-offs	1,307,528	63.9%
Total Nonperforming Loan and Lease Losses	$2,044,751	100.0%

The result of recording partial charge-offs on nonperforming loans and leases had the following impact on certain credit quality statistics:

	Total Nonperforming Loans and Leases
2009 Consolidated Credit Quality Statistics	Including Nonperforming Loans & Leases with Partial Charge-offs	Excluding Nonperforming Loans & Leases with Partial Charge-offs
Total Nonperforming Loans and Leases to Total Loans and Leases	4.62%	2.96%
Allowance for Loan and Lease Losses to Total Loans and Leases	3.35%	3.40%
Allowance for Loan and Lease Losses to Nonperforming Loans and Leases (Excluding Nonperforming Loans Held for Sale)	75%	114%

As shown in the above table, the ratio of the allowance for loan and lease losses to nonperforming loans and leases (excluding nonperforming loans held for sale) is affected by the amount of partial charge-offs recorded on nonperforming loans because the partial charge-offs reduce the allowance for loan and lease losses required at the measurement date.  The relative amount of recorded partial charge-offs in 2008 and 2009 has increased compared to previous years due to the decline in collateral values during those two years.  The partial charge-offs have significantly contributed to the reported decline in

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

the ratio of the allowance for loan and lease losses to nonperforming loans and leases (excluding nonperforming loans held for sale) in recent years.

Fair Value Measurements, page 74

13.

Comment:  Please revise your disclosures to provide the following information regarding your goodwill impairment analysis:

a.

Provide a tabular disclosure of the goodwill allocated to each reporting unit, and the extent to which fair value exceeded carrying value or the extent to which carrying value exceeded fair value, as applicable;

Response:  In future filings, the Corporation will provide the requested tabular disclosure in substantially the form set forth under the Corporation’s response to Comment 13.c., below.

b.

Provide a more specific and expanded discussion of the assumptions used to determine the fair value of your reporting units and describe how those assumptions were determined;

Response:  In future filings, the Corporation will expand the discussion of the assumptions used to determine the fair value of its reporting units.

c.

Provide a more specific description of the uncertainty surrounding this estimate.  For example, describe your estimates of the duration of the economic recession, or the period or strength of recovery.  Provide more specific discussion of the items that could impact these assumptions, where possible.

Response:  In future filings, the Corporation will expand the discussion of the uncertainty surrounding the estimate of fair value of its reporting units, substantially as follows:

Goodwill Impairment Tests

Goodwill is tested for impairment using a two-step process that begins with an estimation of the fair value of a reporting unit.  A reporting unit is an operating segment or one level below an operating segment as defined by the Segment Reporting Topic of the Codification.  This first step is a screen for potential impairment.  The second step, if necessary, measures the amount of impairment, if any.  Goodwill is reviewed for impairment annually as of June 30th or more frequently if indicators of impairment exist.  Goodwill has been assigned to six reporting units for purposes of impairment testing.

Significant judgment is applied when goodwill is assessed for impairment.  The judgment includes developing cash flow projections, selecting appropriate discount rates, identifying relevant market comparables, incorporating general economic and market conditions and selecting an appropriate control premium.  The assumptions used in the goodwill impairment assessment and the application of these estimates and assumptions are discussed below.

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

The estimated fair value for the Commercial Banking segment, Private Banking reporting unit and Trust reporting unit at June 30, 2009 was determined by equally weighting an income approach (50%) and market approach (50%) to assess if potential goodwill impairment existed.  For the Capital Markets reporting unit, National Consumer Banking reporting unit and the Brokerage reporting unit the estimated fair value at June 30, 2009 was determined by weighting 100% to an income approach.  The Corporation determined that there was not sufficient comparable metrics associated with guideline companies and those reporting units to place any reliance on the market approach.

The income approach is based on discounted cash flows (“DCF”).  The key assumptions used to determine fair value under the income approach included the cash flows, terminal values based on a terminal growth rate and the discount rate.  Under the DCF method, forecasted cash flows were developed for each reporting unit by considering several key business drivers such as new business initiatives, client retention standards, market share changes, anticipated loan and deposit growth, historical performance, and industry and economic trends, among other considerations.  The long-term growth rate used in determining the terminal value of each reporting unit was estimated at 10% for the Trust reporting unit and 3% for all other segments and reporting units based on the Corporation’s assessment of the minimum expected terminal growth rate of each reporting unit, as well as broader economic considerations such as gross domestic product and inflation.  Due to the current state of the economy, unemployment levels and the lending environment, significant judgment was required to estimate the duration of the economic recession and the period and strength of recovery, especially for the Commercial Banking segment and the Private Banking and National Consumer Banking reporting units.  Discount rates were estimated based on a Capital Asset Pricing Model, which considers the risk-free interest rate, market risk premium, beta, and in some cases, unsystematic risk and size premium adjustments specific to a particular reporting unit.  The risk-free rate was 4.3% at June 30, 2009 and was based on 20-year Treasury Bonds.  The discount rates used in the income approach for the six reporting units evaluated at June 30, 2009 ranged from 10% to 22%.  Higher discount rates were used for banking-related segments and reporting units to account for the risk in the cash flow projections associated with the estimate of the duration of the economic recession and the period and strength of recovery.  An increase to the discount rate of 1% would have lowered the fair value determined under the income approach for the six reporting units evaluated at June 30, 2009 by a range of $3.3 million to $83.5 million.

The market approach is a technique that provides indications of value based upon comparisons of the reporting unit to market values and pricing evidence of public companies in the same or similar lines of businesses.  Market ratios (pricing multiples) and performance fundamentals relating to the public companies’ stock prices (equity) as of June 30, 2009 were applied to each reporting unit as previously discussed to determine indications of its fair value.

The aggregate fair values were compared to the Corporation’s market capitalization as an assessment of the appropriateness of the fair value measurements.  The Corporation used the average stock price for the month of June 2009.  The comparison between the aggregate fair values and market capitalization indicated an implied premium.  A control premium analysis indicated that the implied premium was within a range of the overall premiums observed in the market place.

The following table presents the goodwill allocated to each segment or reporting unit and the results of the step one analysis, which depicts the extent to which fair value exceeded carrying value (Excess) and the extent to which carrying value exceeded fair value (Deficiency) at June 30, 2009 ($ in millions):

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

Results of Step One Goodwill Analysis

Segment/Reporting Unit	Allocated Goodwill	Excess (Deficiency)
Commercial Banking Segment	$ 327.2	($763.0)
Trust Reporting Unit	95.1	189.0
National Consumer Banking Reporting Unit	88.3	(277.0)
Private Banking Reporting Unit	68.5	12.0
Capital Markets Reporting Unit	32.5	106.0
Brokerage Reporting Unit	0.1	12.0
	$ 611.7

As a result of applying the first step of goodwill impairment testing to determine if potential goodwill impairment existed at June 30, 2009, Trust, Private Banking, and Brokerage, the three reporting units that comprise the Wealth Management segment, and the Capital Markets reporting unit “passed” (fair value exceeded the carrying amount) the first step of the goodwill impairment test.  The Commercial Banking segment and the National Consumer Banking reporting unit “failed” (the carrying amount exceeded the fair value) the first step of the goodwill impairment test at June 30, 2009 and were subjected to the second step of the goodwill impairment test.

The second step of the goodwill impairment test compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill.  The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.  The fair value of a reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit.  The fair value allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) also requires significant judgment, especially for those assets and liabilities that are not measured on a recurring basis such as certain types of loans.  The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.  The Corporation believes the implied fair value of goodwill is significantly affected by unobservable inputs and would be categorized as Level 3 within the fair value hierarchy.

The Corporation completed the second step of the process in order to determine if there is any goodwill impairment for the segment and reporting unit that failed step one of the goodwill impairment tests.  In addition, the Corporation performed the second step of the process for the Private Banking Reporting Unit because that reporting unit marginally passed step one of the goodwill impairment test.

The implied fair value of a reporting unit’s goodwill will generally increase if the fair value of its loans and leases are less than the carrying value of the reporting unit’s loans and leases.  The fair value of loans and leases was derived from discounted cash flow analysis as described in Note 5 – Fair Value Measurements in Notes to Consolidated Financial Statements.

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

The stress and deterioration in the national real estate markets, liquidity stress and current economic conditions have depressed prices buyers and sellers are paying and receiving for bank-related assets, especially loans and leases.  The Corporation’s allocation of the fair values to the assets and liabilities assigned to the individual segment and reporting unit was less than their reported carrying values.  As a result, the Corporation was not required to recognize any goodwill impairment upon completion of the second step of the goodwill impairment test.  There have been no events since the annual test to indicate that it is more likely than not that the recorded goodwill had become impaired.

Management expects the prevailing economic and difficult real estate market conditions will last well into 2010 in many of the Corporation’s markets, resulting in a loss in 2010.  The Corporation’s pre-tax, pre-provision income was assumed to remain stable.  Credit related charges were assumed to gradually improve beginning in the second half of 2010 and be normalized by 2013.  Due to the current economic environment and the uncertainties regarding the impact on the Corporation’s reporting units, there can be no assurances that the Corporation’s estimates and assumptions regarding the duration of the economic recession, or the period or strength of recovery, made for purposes of the Corporation’s annual goodwill impairment test will prove to be accurate predictions of the future.  If the Corporation’s assumptions regarding credit quality trends, forecasted revenues or margin growth rates for certain reporting units are not achieved, the Corporation may be required to record additional goodwill impairment losses in future periods.  It is not possible at this time to determine if any such future impairment loss would result or, if it does, whether such charge would be material.

Consolidated Financial Statements
2.  Significant Accounting Policies
Loans Held For Sale, page 87

14.

Comment:  We note your disclosure that if the change in market value of loans transferred from your originated loans held in portfolio to the held for sale portfolio is due to credit concern you reclassify the portion of the allowance for loan losses that is attributable to the transferred loans.  Please specifically confirm that you charge-off any credit losses related to these loans prior to transfer, if true.

Response:  The Corporation specifically confirms that the change in market value due to credit concerns for loans transferred from originated loans held in portfolio to the held for sale portfolio are charged-off prior to transfer.

Bank Owned Life Insurance, page 89

15.

Comment:  We note your disclosure that you do not recognize declines in the cash surrender value of certain of your bank owned life insurance policies unless the decline in cash surrender value exceeds the protection provided by the stable value agreement.  Please tell us whether the stable value protection is provided by a third party.  If so, please tell us how you concluded that it is appropriate to record losses on this investment only when they exceed the protection provided by the stable value agreement and not on a gross basis, i.e., losses on BOLI are recorded separately of any amounts receivable resulting from your stable value agreement.

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

Response:  The stable value agreement is an integral component of and embedded in certain bank-owned life insurance policies and is not a separate form of protection acquired directly by the Corporation from a third party.  As such, the amounts are properly recorded.

5.  Fair Value Measurements
Derivative Financial Instruments, page 95

16.

Comment:  We note your disclosure that the type of collateral obtained is often the same collateral as the collateral obtained to secure a customer’s loan.  Please clarify whether the collateral obtained for derivatives is the same type of collateral or the exact same collateral.  If the latter is true, please revise to disclose how you consider the fact that the collateral is pledged to secure credit risk for two separate assets in your determination of the fair value of loans and derivatives and your determination of the need for an allowance for loan loss on the loan.

Response:  The collateral is the same exact collateral in instances where a loan is originated by the Corporation to a customer and concurrently an interest rate swap is sold by the Corporation to the customer so that the customer can hedge its exposure to the interest rate risk associated with the loan.  The adequacy of the collateral to support both transactions is assessed at origination and on an ongoing basis.

The Corporation accounts for these transactions separately.  The contractual interest rate for the loan is established independently of the interest rate swap.  The terms of the interest rate swap are structured to have very little, if any, fair value at inception and require no upfront exchange of cash or other consideration.

The free-standing interest rate swap is accounted for at fair value with changes in fair value recognized in income.  As disclosed in Note 5. Fair Value Measurements in Notes to Consolidated Financial Statements contained in Item 8 of the 2009 Form 10-K, the fair value of the interest rate swap recorded by the Corporation includes an adjustment for the estimated amount of expected loss due to customer default.  In the event of a default, the interest rate swap is terminated and, to the extent the derivative has positive fair value, a carrying value for a receivable is determined based on the fair value of the collateral allocated between the derivative and the loan.  Any collateral shortfall attributable to the derivative would be charged to income.

The loan is a portfolio loan that is accounted for at amortized cost.  An allowance, if required, is established based on incurred losses.  To the extent the loan is individually assessed for impairment, or in the event of default, the amount of the allowance, if required, would be determined based on the fair value of the collateral less the amount allocated to the derivative with a positive fair value.

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

The fair value of the loan, which is primarily used for goodwill impairment testing and disclosure purposes, is determined without regard to the interest rate swap.  That fair value, assuming the loan is not impaired, is determined based on a discounted cash flow analysis as described in Note 5. Fair Value Measurements in Notes to Consolidated Financial Statements contained in Item 8 of the 2009 Form 10-K.

Based on the foregoing, the Corporation does not believe that additional disclosure is required.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis, page 99

17.

Comment:  Please revise future filings to disclose the total gains and losses for each major category of asset or liability measured at fair value on a nonrecurring basis during the period presented.  Refer to ASC 820-10-50-5a and 820-10-55-64.  Please consider disclosing the fair value information related to nonrecurring measurements in a tabular format.

Response:  In future filings, the Corporation will disclose the total gains and losses for each major category of asset or liability measured at fair value on a nonrecurring basis during the period presented.  The following is the proposed form of disclosure based on the 2009 Form 10-K.  Although not included in the proposed disclosure, the Corporation acknowledges the disclosure would be made for all periods presented.

Certain assets are measured at fair value on a nonrecurring basis.  These assets are not measured at fair value on an ongoing basis; however, they are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment or a change in the amount of a previously recognized impairment.  Net losses related to nonrecurring fair value measurements of certain assets for the years ended December 31, 2009 and 2008 consisted of the following ($000’s):

	2009	2008
Loans Held For Sale	$40,854	$-
Impaired Loans	$1,011,007	772,191
Other Real Estate Owned	$121,843	$51,821

Adjustments for loans held for sale represent the additional net write-downs during the period presented to record the loans at the lower of cost or fair value subsequent to their initial classification as loans held for sale.

Losses on impaired loans represent net write-downs during the periods presented on impaired loans that were individually evaluated for impairment based on the estimated fair value of the collateral less estimated selling costs, excluding impaired loans fully charged off.

Losses on other real estate owned represent the write-downs during the periods presented where the carrying value of the foreclosed real estate exceeded the current fair value less estimated selling costs of the foreclosed real estate subsequent to their initial classification as foreclosed assets.

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

8.  Investment Securities, page 105

18.

Comment:  Please revise to significantly expand your disclosure to provide sufficient information to allow investors to understand the quantitative disclosures and the information you considered (both positive and negative) in reaching the conclusion that your securities in an unrealized loss position were not other than temporarily impaired.  Please ensure that your disclosure provides significant and appropriate detail for those securities with the most OTTI risk (asset backed securities).  To the extent that your asset backed securities have different collateral, structures and risks, your disclosure should be at a level for investors to understand the significant judgments and assumptions used for each class of security.  Refer to ASC 320-10-50-6-b.

Response:  The Corporation does not believe that its investment securities portfolio contains a significant amount of risk of other than temporary impairment (OTTI).  However, in future filings the Corporation will expand its disclosure to provide sufficient information to allow investors to understand the quantitative disclosures and the information it considered in reaching the conclusion that its  investment in investment securities in an unrealized loss position were not other than temporarily impaired.  Please see the proposed disclosure provided in response to Comment 19, below.

19.

Comment:  Please revise to provide additional information regarding the nature of and collateral supporting your asset backed securities.

Response:  In future filings, the Corporation will provide additional information regarding the nature of and collateral supporting its investments in asset backed securities.

To address Comments 18 and 19, the Corporation proposes to include substantially the following disclosure in future filings:

Impairment occurs when the fair value of a security is less that its historical cost.  These declines are recorded as either temporary impairment or other than temporary impairment (“OTTI”).  Investment securities impairments are reviewed on a quarterly basis to determine if they are other than temporary.  Impairment is considered to be other than temporary if the present value of cash flows expected to be collected on the investment security discounted at the security’s implicit interest rate at acquisition is less than the investment security’s amortized cost.  In addition, impairment is considered to be other than temporary if the Corporation intends to sell an investment security or it is more likely than not that the Corporation will be required to sell the investment security before the recovery of its amortized cost basis.  All other impairments are considered temporary.

The following table provides the gross unrealized losses and fair value, aggregated by investment category and the length of time the individual securities have been in a continuous unrealized loss position, at December 31, 2009 ($000’s):

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury.	$747	$3	$—	$—	$747	$3
U.S. Government agencies	1,761,701	23,839	1,015,790	8,013	2,777,491	31,852
States and political subdivisions	40,517	6,730	101,432	4,290	141,949	11,020
Residential mortgage backed securities	55,009	2,116	48,270	1,134	103,279	3,250
Corporate notes	—	—	—	—	—	—
Asset backed securities	—	—	153,154	54,118	153,154	54,118
Equity	—	—	—	—	—	—
Private Equity investments	—	—	—	64	—	64
Federal Reserve Bank & FHLB Stock	—	—	—	—	—	—
Affordable Housing Partnerships	—	—	—	—	—	—
Foreign	825	—	400	—	1,225	—
Other	—	—	—	—	—	—
Total	$1,858,799	$32,688	$1,319,046	$67,619	$3,177,845	$100,307

The investment securities in the above table were temporarily impaired at December 31, 2009.  This temporary impairment represents the amount of loss that would have been realized if the investment securities had been sold on December 31, 2009.  The Corporation determined that the temporary impairment in the investment securities at December 31, 2009 was not from a decline in value due to a credit event that would result in OTTI.  At December 31, 2009, the Corporation does not intend to sell these temporarily impaired investment securities until a recovery of recorded investment, which may be at maturity.  In addition, the Corporation concluded that it is more likely than not that it will not have to sell the investment securities prior to recovery of the recorded investment.

The most severe impairment was recognized in the Corporation’s investments in asset backed securities, which consist primarily of senior tranche collateralized debt obligations (“CDOs”) that are secured by pools of trust-preferred securities issued by financial institutions or insurance companies.  To assess the CDOs for potential OTTI, the Corporation estimated the expected cash flows for each security in this portfolio.  The analysis was completed by evaluating the credit quality of the underlying collateral and the cash flow structure.  At December 31, 2009, the estimated cash flow analysis for each security indicated that contractual principal and interest was fully collectible by maturity.

The credit review included analysis of profitability, credit quality, operating efficiency, leverage, and liquidity using the most recently available financial and regulatory information for each underlying collateral issuer.  The credit review also incorporated historical industry default data and current/near term operating conditions.  Using the results of this analysis, the Corporation estimated appropriate default and recovery probabilities for each piece of collateral.  No recoveries were assumed on issuers who were deferring interest or currently in default.

There are various tranches or investment classes issued within each CDO.  The most senior tranches generally have the lowest yield but the most protection from credit losses compared to other tranches that are subordinate to the most senior tranches.  The Corporation holds only the two most senior tranches of the CDO issuances.  Because of that seniority, the Corporation’s investments receive credit support from the subordinated tranches.  At December 31, 2009, the Corporation estimated that the percentage of the currently performing collateral that would be required to default to cause the Corporation’s tranches to

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

not receive all of its contractual cash flows (principal and interest) ranged from 38% to 52%.  Based on that analysis, the Corporation concluded that there was excess protection to absorb the expected credit losses from both current and projected defaults and there was no OTTI.  In addition, the Corporation concluded that the lengthening of the expected time for principal repayment combined with the illiquid market for trust preferred securities resulted in market expectations of higher yields for similar instruments which explained the entire decline in the fair value of the securities compared with their book values.

Other classes of investments with impairment at December 31, 2009 included US Government Agency Securities and Obligations of states and political subdivisions.  US Government Agency Securities consist of mortgage-backed securities issued by Federal Home Loan Mortgage Corporation (FHLMC), Federal National Mortgage Association (FNMA), Federal Home Loan Bank (FHLB) and Government National Mortgage Association (GNMA).  This portfolio consists of securities with both fixed and floating rate interest rates, average lives of 3-5 years and contractual cash flows guaranteed by the U.S. government or agencies of the U.S. government.

Obligations of states and political subdivisions are bank qualified fixed rate securities with original maturities of ten to twenty years.  The securities primarily consist of general obligation bonds with some essential service revenue bonds.  The majority of these securities have credit ratings of investment grade or better.  Management performs ongoing credit quality reviews on these securities and at December 31, 2009, determined there were no credit losses.

20.

Comment:  Please revise future filings to present your investment in Federal Reserve Bank and FHLB stock outside of securities available for sale.  Refer to ASC 942-325-45.

Response:  The Corporation will revise future filings to present the investment in Federal Reserve Bank and FHLB stock outside of securities available for sale in the Consolidated Balance Sheets and Notes to the Consolidated Financial Statements for all periods presented.

14.  Goodwill and Other Intangibles, page 112

21.

Comment:  Please respond to the following comments related to your three reporting units in which you performed a second step good will impairment test.

a.

Please tell us in detail and revise to disclose how you concluded that there have been no events since the annual test on June 30, 2009 to indicate that it is more likely than not that the recorded goodwill has become impaired and that interim testing was not required during any period subsequent to your annual testing.

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

Response:

Background

For the annual test, the estimated fair value of the segment and reporting units was determined with the assistance of a nationally recognized valuation firm using the methodologies and assumptions described in Critical Accounting Policies under the section Fair Value Measurements and the subsection Goodwill Impairment Tests beginning on page 74 of the 2009 Annual Report on Form 10-K.

Interim Reviews

Because the Commercial Banking segment and National Consumer reporting unit failed step one, and the Private Banking reporting unit only marginally passed the first step of the annual test, the Corporation reviews the changes in the significant factors that affect goodwill impairment each quarter for that segment and those reporting units, which are collectively referred to in this response as the “three reporting units.”  The most significant factors that affect goodwill impairment for the three reporting units are the estimated fair value of each reporting unit and the estimated fair value of the loans assigned to each reporting unit because loans are the largest asset of each of the three reporting units and the fair value of loans is inversely related to the implied fair value of goodwill.

In the fourth quarter of 2009, the Corporation performed the following to ascertain whether there had been any events that would require the Corporation to perform further goodwill impairment testing:

The Corporation estimated the fair value of the three reporting units under the income approach based on updated cash flow information derived from actual results and updated forecasts and confirmed the stabilized period cash flows used to determine the terminal value continued to be appropriate.  The Corporation used the same discount rates that were used in the annual test because the risk-free rate was relatively stable over the second half of 2009 and the Corporation determined in its judgment that there were no events or circumstances that would warrant an increase to the risk premium factors used to determine the discount rates used in the annual test.

Those results were compared to the carrying value of the reporting units to determine the excess or deficiency of estimated fair value over book value compared to the annual test.  The results were that Trust, Brokerage and Capital Markets reporting units continued to have significant excess fair value over book value with excess coverage that ranged from 68.3% to 98.6%.  The National Consumer reporting unit and the Commercial Banking segment continued to show a deficiency which was consistent with the conclusions reached in the annual test.  Compared to the annual test, Private Banking migrated from marginal excess to a small deficiency.

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

For the three reporting units, an updated estimated fair value of loans and the updated estimated amount assigned to an unrecognized core deposit intangible were determined.  Based on those updated amounts, the implied fair value of goodwill continued to be in excess over the allocated book value of goodwill with excess coverage that ranged from $11.4 million to $268.0 million.  The marginal excess coverage of $11.4 million, which related to the Commercial Banking Segment, was the expected result because that segment’s goodwill was written down to its implied fair value in 2008, thereby creating zero excess at December 31, 2008.

Based on this analysis, along with the factors discussed in Item 21.e. below, the Corporation concluded that there had been no events since the annual test on June 30, 2009 to indicate that it was more likely than not that the recorded goodwill had become impaired at December 31, 2009.

b.

Please tell us the results of step two goodwill impairment testing, include a discussion of the fair value of your loans for this purpose, and any previously unrecognized intangible assets identified.  Please also tell us whether you used a third party valuation firm to assist in the determination of fair value for your reporting units during step two of testing.  If so, please tell us the type of report issued by the valuation firm, and how management used this information to arrive at the fair value ultimately used, including discussions of any adjustments made to the fair value discussed in any report obtained.

Response:  The results of step two goodwill impairment testing based on the June 30, 2009 annual test were as follows ($ in millions):

Segment / Reporting Unit	Implied Fair Value of Goodwill	Book Value of Allocated Goodwill	Excess Implied Fair Value of Goodwill
Commercial Banking Segment	$351.0	$327.2	$ 23.7
National Consumer Reporting Unit	$403.3	$ 88.3	$315.0
Private Banking Reporting Unit	$130.9	$ 68.5	$ 62.4

The relatively lower amount of excess implied goodwill for the Commercial Banking Segment reflects in part the fact that goodwill was written down to its implied fair value in 2008, thereby creating zero excess at December 31, 2008.

The estimated fair value of the performing and renegotiated commercial loan and consumer loan and lease portfolios for the Community and Commercial Banking Segments and National Consumer Banking and Private Banking reporting units was determined with the assistance of a nationally recognized valuation firm whose report provided recommendations of fair value in accordance with the fair value topic of the Codification.  The Corporation estimated the fair value of nonaccrual loans based on

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

recent sales transactions of similar nonperforming loans within the Corporation’s markets.  Those sales transactions involved multiple bidders and were considered to be of sufficient volume and frequency to provide a reasonable basis to estimate fair value.  An immaterial amount of loans maintained on other loan systems were valued by the Corporation based on the values supplied by the valuation firm for similar loans.

The unrecognized intangible asset identified and included in the step two goodwill test consisted of a core deposit intangible.  The estimated value of the core deposit intangible was based on the average core deposit intangible recorded in the Corporation’s five most recent banking acquisitions.  Expressed as a percent of core deposits, the average core deposit intangible recorded in the five most recent banking acquisitions averaged 3.8%.  The Corporation determined in its judgment to use 5% to reflect the value of the legacy core deposits and market share of deposits in Wisconsin.

c.

Tell us the assumptions used in your valuation models, the source of these assumptions and how you concluded that they were reasonable.

Response:  The assumptions and methodologies employed to determine the fair values of the financial assets and liabilities of the segment and reporting units were the same assumptions and methodologies employed to determine the reported fair value of the consolidated financial assets and liabilities at each quarter end and at year-end.  Those assumptions and methodologies were most recently described in Note 5. Fair Value Measurements in Notes to Consolidated Financial Statements contained in Item 8 of the 2009 Form 10-K beginning on page 99.  Non-financial assets and liabilities were insignificant with respect to the Commercial Banking segment and the National Consumer Banking and Private Banking reporting units, the segment and reporting units that were subject to a second step goodwill impairment test.

d.

Tell us whether the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year and discuss the impact of any changes.

Response:  The assumptions and methodologies employed to determine the fair values of the financial assets and liabilities of the segment and reporting units as well as the reported fair values of the consolidated financial assets and liabilities have not significantly changed since the prior year.  The assumptions and methodologies employed to determine the estimated core deposit intangible and non financial assets and liabilities were also applied in a consistent manner.

e.

Tell us any other [qualitative] information considered when concluding that your goodwill was not impaired.

Response:  The Corporation did not experience a significant adverse change in legal factors or unanticipated competition between June 30, 2009 and December 31, 2009.

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

The Corporation has not observed any trends that would indicate a material loss of customers, deposits or unanticipated loss in loans.

The Corporation did not have a sustained, significant decline in common stock price from June 30, 2009 to December 31, 2009.  The Corporation’s daily average common stock price in the second, third and fourth quarters of 2009 were $6.63, $6.44 and $5.96, respectively.  The decline in average common stock price in the fourth quarter of 2009 reflects the issuance of 156.4 million shares of common stock on October 27, 2009.

Credit quality trends were positive during the second half of 2009.  As disclosed in the 2009 10-K, nonperforming loans decreased $371.3 million or 15.4% from June 30, 2009 to December 31, 2009.  The amount of new loans and leases that went into nonperforming status during the second half of 2009 decreased by approximately $636.8 million or 26.3% compared to the first half of 2009.  Loans delinquent 30-89 days, excluding credit card loans and student loans, and loans in nonperforming status, decreased by $351.2 million or 39.4%.

The Corporation lost $248.4 million for the quarter ended September 30, 2009 and $259.5 million for the quarter ended December 31, 2009.  Profitability continued to be negatively affected by credit-related charges, especially the provision for loan and lease losses.  The Corporation concluded that these results continue to reflect general economic trends and elevated levels of negative credit quality which are issues similar to the Corporation’s peers.  On the positive side, pre-tax, pre-provision income, a non-GAAP measure currently being tracked closely in banking, was relatively stable and amounted to $207.2 million for the quarter ended September 30, 2009 and $234.8 million for the quarter ended December 31, 2009.  The Corporation has not observed any trends that would indicate a material loss in pre-tax, pre-provision income.

In future filings the Corporation will revise its disclosure to explain how it concluded there have been no events since the annual test or more recent test, if performed, to indicate that it is more likely than not that the recorded goodwill has become impaired and that interim testing was not required.  Such disclosure will be based on the facts and circumstances existing during the reporting period and will include those qualitative factors and quantitative factors considered to reach the conclusion presented.

The following is the form of response, based on the fourth quarter of 2009, that the Corporation proposes to include in the discussion of Goodwill Impairment in Critical Accounting Polices in future filings:

There have been no events since the annual test in 2009 to indicate that it is more likely than not that the recorded goodwill had become impaired.  That determination was made after considering numerous qualitative and quantitative factors.  Qualitative factors included the following:  (1) the

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

Corporation has not observed any trends that would indicate a material loss of customers, deposits or unanticipated loss in loans; (2) the Corporation did not have a sustained, significant decline in common stock price during the three months ended December 31, 2009; (3) credit quality trends have improved since June 30, 2009, when the annual test was performed; and (4) pre-tax, pre-provision income, a non-GAAP measure currently being tracked closely in banking, was relatively stable in the second half of 2009, and the Corporation has not observed any trends that would indicate a material loss in pre-tax, pre-provision income.  Quantitatively, the Corporation updated the estimates of the fair value of the reporting units under the income approach using updated cash flow information derived from actual results, and updated forecasts and confirmed that the stabilized period cash flows used to determine the terminal value continued to be appropriate.

The results were that the Trust, Brokerage and Capital Markets reporting units continued to have significant excess fair value over book value.  The National Consumer reporting unit and the Commercial Banking segment continued to show a deficiency which was consistent with the conclusions reached in the annual test.  Compared to the annual test, Private Banking migrated from marginal excess to a small deficiency.  For the Private Banking and National Consumer reporting units and the Commercial Banking segment, updated estimated fair values of loans and the updated estimated amount assigned to an unrecognized core deposit intangible were determined.  Based on those updated amounts the implied fair value of goodwill continued to be in excess over the allocated book value of goodwill.  As expected, the Commercial Banking Segment continued to show a lower amount of excess implied goodwill, which reflects in part the fact that goodwill was written down to its implied fair value in 2008, thereby creating zero excess at December 31, 2008.

22.

Comment:  Please tell us whether you evaluated any of your core deposit intangibles, or other banking related intangibles for impairment.  We note that the same indicators for goodwill impairment are also indicators for these types of intangibles as well.  If you did not evaluate any other intangibles for impairment, please tell us how you concluded that impairment testing was not necessary.

Response:  Other than goodwill, the Corporation did not have any other intangible assets with indefinite lives at December 31, 2009 and 2008.  The Corporation has not observed any trends that would indicate a material loss of customers or deposits or any other events or circumstances that would indicate the core deposit intangible was impaired or the useful life was inappropriate.  There were no other banking-related intangibles at December 31, 2009.

19.  Income Taxes, page 126

23.

Comment:  Please revise to provide detail on the specific positive and negative evidence considered when determining the appropriateness of your deferred tax asset valuation allowance.  Please provide a description of any tax planning strategies considered.  Specifically tell us how you concluded that a greater valuation allowance was not necessary given that you are in a cumulative three year loss position and continue to incur losses.

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

Response:  The Corporation provided an expanded discussion in the Income Taxes section of Critical Accounting Policies on Page 74 of the 2009 Form 10-K that the Corporation considered adequate.  In future filings, the Corporation will expand that discussion to provide additional detail on the specific positive and negative evidence considered when determining the appropriateness of the reported carrying value of the Corporation’s deferred tax asset substantially as follows, based on the 2009 Form 10-K:

At December 31, 2009, the Corporation reported a net deferred tax asset of $1.1 billion.  On an ongoing basis, management evaluates the deferred tax asset to determine if a valuation allowance is required.  The determination of whether a valuation allowance is required is based on available positive and negative evidence.  Based on its analysis of the evidence, the Corporation determined that no valuation allowance was required to be recorded against the Federal deferred tax asset at December 31, 2009.  The Corporation is in a 3-year cumulative loss position as of December 31, 2009 and is projecting a loss in 2010.  The cumulative losses were attributable to the significantly higher amount of credit losses associated with real estate loans and the goodwill impairment charge recorded in 2008.  This was considered as a significant piece of negative evidence.

The positive evidence the Corporation considered consisted of the following.  Despite the credit related losses, the Corporation’s pre-tax, pre-provision income has remained stable and provides the base of income that will allow the Corporation to utilize its net operating losses as the economy improves.  Net operating losses have a 20 year carryforward life.  The Corporation forecasted sufficient taxable income during the carryforward period, exclusive of tax planning strategies, to utilize the net operating losses prior to expiration.  Projected taxable income was based on objectively verifiable evidence.  Under this method, certain losses which were considered “non-recurring” were added back to the 2009 loss before income taxes.  Nonrecurring losses were determined to be primarily credit losses and related expenses associated with the Corporation’s construction and development loan portfolio, which the Corporation deemed to be appropriate given its strategy of minimizing this type of lending.  This loan type experienced the greatest amount of stress over the past two years.  The Corporation has significantly reduced its exposure to these types of loans through loan sales and charge-offs and minimized this type of lending.  Based on this analysis, the deferred tax asset and the net operating losses would be fully recovered well before expiration.  The Corporation considered this method to be conservative because the credit losses and related expenses for the Corporation’s other loan types were projected to continue in future periods at the 2009 levels which were considered to be elevated compared to historical experience.  The Corporation’s capital base was considered more than adequate to withstand the expected timeframe required to utilize the net operating losses.

The realization of the deferred tax asset can be subjective and could be significantly reduced in the near term if estimates of future taxable income are significantly lower than currently forecasted.

20.  Stock Option, Restricted Stock and Employee Stock Purchase Plan, page 129

24.

Comment:  Please revise to disclose your basis for selecting a dividend yield assumption of 2.20-2.36% given your participation in the TARP program, which limits the amount of dividends you may pay to $0.01 per share until such time that the funds are repaid.

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

Response:  As disclosed in Note 18. Shareholders’ Equity in Notes to Consolidated Financial Statements in Item 8 of the 2009 Form 10-K on page 120, participation in the TARP program limits the amount of dividends the Corporation can pay on its common stock to $0.32 per quarter until such time that the funds are repaid.  On page 129, the Corporation disclosed that the dividend yield assumption is based on expected dividends.  The Corporation respectfully submits that the disclosures provided are sufficient.

Schedule 14A Proxy Materials
Executive Compensation, page 20

25.

Comment:  In future filings disclose the aggregate fees paid to the consultant for executive compensation services and the aggregate fees for the additional services, if the fees for additional services exceeded $120,000 during the fiscal year.  See Item 407(e)(3)(iii) of Regulation S-K.

Response:  The Corporation’s compensation consultant was retained only by the Compensation and Human Resources Committee of the Corporation’s Board of Directors in 2009 to provide services relating to executive and director compensation, and did not provide additional services to the Corporation.  In future filings, the Corporation will disclose the aggregate fees paid to the compensation consultant for executive compensation services and the aggregate fees for additional services, if the fees for additional services exceed $120,000 for the applicable fiscal year.

Loans and other Transactions with the Company, page 18

26.

Comment:  In future filings, revise the disclosure on page 18 of the proxy statement, to state, if true, that loans were made, in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.  For the updated disclosure requirements, refer to Instruction 4(c) to item 404(a) of Regulation S-K.

Response:  In future filings, the Corporation will revise the relevant disclosure to state, if true, as follows:  “All loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable loans with persons not related to the lender and did not involve more than the normal risk of collectability or present other unfavorable features.”

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

June 11, 2010

*        *        *

If you have any questions regarding the foregoing responses or if we may be of any further assistance, please do not hesitate to call me at (414) 765-7809.

Very truly yours,

/s/ Randall J. Erickson

Randall J. Erickson

Senior Vice President, Chief Administrative Officer and General Counsel